

November 23, 2011

Via E-mail
David M. Rainey
Chief Financial Officer
Debt Resolve, Inc.
150 White Plains Road, Suite 108
Tarrytown, NY 10591

> **Re: Debt Resolve, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 1-33110**

Dear Mr. Rainey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your discussion in various press releases of your balance sheet restructuring process such as in a September 15, 2011 interview of your CFO by WallStreetReporter.com. Please enhance your disclosure, beyond the second risk factor on page 23, to discuss this restructuring. Your proposed disclosure should include, among other things, the current status of this process and any timelines or goals associated with this restructuring.

Item 1. Business, page 3

Overview, page 3

2. We note your statement in this section that "[w]e currently have a written contract in place with two banks, three collection law firms and a retailer. The loss of any of these

contracts would have a material adverse impact on our business." We further note your statement on page F-9 that "[t]he Company had two clients accounting for 52% and 41% of total revenue for the year ended December 31, 2010 and one client accounting for 97% of total revenue for the year ended December 31, 2009." Please file these contracts as exhibits. Please see Item 601(b)(10) of Regulation S-K.

Item 3. Legal Proceedings, page 24

3. Please either revise the first risk factor on page 22 or provide a separate risk factor discussing the material risks associated with the legal proceedings in this section. Please see Item 503(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, page 27

4. We note your disclosure on page 28 that you are preparing for entry into the European marketplace and may expand into Canada and other countries. Beyond the initial fees referenced in the second sentence of the second paragraph on page 28, please discuss the costs and expenses associated and/or budgeted with this entry and the source of funds needed to cover these costs and expenses. If material, please discuss the impact of this entry on your liquidity, capital resources and results of operations. Similarly, please provide the above information with regard to the capital expenditures referenced in the third paragraph on page 28. Please see Item 303(a) and (d) of Regulation S-K.

5. We note your disclosure on page 28 that "[w]e have financed our activities to date through our management's contributions of cash, the forgiveness of royalty and consulting fees, the proceeds from sales of our common stock in private placement financings, the proceeds of our convertible promissory notes in five private financings, short-term borrowings from previous investors or related parties and the proceeds from the sale of our common stock in our initial public offering." To the extent any of these sources or uses of funds have been material, please quantify them. Please see Item 303(a)(3)(i) and (d) of Regulation S-K. This comment also applies to your Form 10-Qs for the fiscal quarters ended March 31, 2011 and June 30, 2011.

Results of Continuing Operations, page 30

Costs and Expenses, page 30

6. We note your statement in the third paragraph on page 29 that "our working capital as of the date of this report may not be sufficient to fund our plan of operations for the next twelve months" and your statement in the fourth paragraph on page 29 that "[t]he Company needs to raise additional capital in order to be able to accomplish its business

plan objectives." We further note your statement on page 28 that "[i]n connection with our marketing and client support goals, we expect our operating expenses to grow as we employ additional technicians, sales people and client support representatives. We expect that salaries and other compensation expenses will continue to be our largest category of expense, while travel, legal, audit and other sales and marketing expenses will grow as we expand our sales, marketing and support capabilities. In addition, we expect to incur moderate capital expenditures to upgrade our data center and provide for geographic redundancy." In light of your insufficient working capital and anticipated growth in expenses, please clarify how you intend to fund your operations for the next 12 months beyond your disclosure in the third paragraph on page 28 and in the penultimate paragraph on page 29. Please also clarify management's current expectations regarding overall revenue growth for at least the current calendar year. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 37

7. Please revise to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter for the year ended December 31, 2010. See Item 308(c) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 2 – Significant Accounting Policies

Derivative Financial Instruments, page F-11

8. Please revise to provide the disclosure required by Rule 4-08(n) of Regulation S-X to describe the accounting policies for your derivative financial instruments.

Note 3 – Discontinued Operations and Dissolution of Subsidiaries, page F-12

9. Please tell us what factors you considered in determining First Performance and its wholly owned subsidiary met the criteria for discontinued operations set forth in FASB ASC 205-20-45-1.

10. Please tell us the accounting guidance you relied upon for determining you were no longer liable for the liabilities of First Performance and First Performance Recovery Corporation upon deconsolidation as well as the accounting literature supporting your deconsolidation of First Performance and its net liabilities.

Note 9 – Short-Term Notes, page F-17

11. The Consolidated Balance Sheets reflect $212,500 in Short term notes at December 31, 2010. The notes described here include a note with an outstanding balance of $212,500 as well as additional notes outstanding and in default.   Please revise your disclosure in future filings to clearly segregate short-term notes from current maturities of long-term debt.

Note 11 – Convertible Debentures, page F-22

12. Reference is made to the Series B Convertible Debentures and the liquidated damages clause requiring a registration statement be filed within 90 days of the last closing or damages of 1% of shares for the next 90 days until filed are assessed. You state the initial 90 day period expired on July 21, 2010 with the last closing on April 22, 2010 and damages accrued until October 19, 2010. Please revise to clarify the terms of the liquidated damages clause and the reason why the damages were not accrued after October 19, 2010. Please disclose when the registration statement was filed and clarify if you are still subject to liquidation damages under the registration rights agreement.

Note 12 – Derivative Liability, page F-23

13. Please revise your disclosure to clarify the specific convertible debentures and warrants for which you recorded a derivative liability, recognized a gain on changes in fair value and reclassified from liability to equity. We note your disclosure that ". . . the determined initial allocated conversion feature of the debt and other non-reset convertible debt, non-reset warrants and non employee options from debt derivative liability to equity of $3,323,062."

Note 18 – Fair Value Measurement, page F-32

14. Your table discloses no derivative liabilities as of December 31, 2010; however, you disclose a net gain for the period included in earnings relating to the liabilities held at December 31, 2010 of $4,957,469. Please revise as appropriate to clarify.

Item 11. Executive Compensation, page 41

Employment Agreements, page 44

15. Please file these employment agreements as exhibits. Please see Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 49

Related Party Transactions, page 49

16. Please reconcile your disclosure in this section with Notes 10 and 17 to your financial statements. In reconciling this disclosure, please ensure this disclosure complies with Item 404(a) and (d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief